March 14, 2019

Robert Clarke
Chief Executive Officer
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

       Re: Pulmatrix, Inc.
           Registration Statement on Form S-3
           Filed March 12, 2019
           File No. 333-230225

Dear Mr. Clarke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Rick Werner, Esq.